UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 1069, Floor 5

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Despegar agrees to revised terms in acquisition of Best Day Travel Group

•   Announces new terms in line with current market conditions

  •   Schedules call at 5 pm ET to discuss the amended transaction

Wilmington, Delaware, June 11, 2020 – Despegar.com, Corp. (NYSE:DESP), (“Despegar”), the leading online travel company in Latin America, today announced that it has amended its previously announced agreement to acquire Best Day Travel Group (“Best Day”). Best Day is expected to represent a key asset for Despegar, given its strong presence and brand awareness in Mexico.

Following 36 years of operations in Mexico, Best Day has built an attractive business, with 95% of its revenues for 2019 in the Hotels, Packages and Other Travel Products segment, including a robust B2C offering with 70% of online sales. Best Day’s revenues for 2019 were in the amount of approximately 25% of Despegar’s revenues.

As disclosed on April 13, 2020, Despegar was in discussions with Best Day in order to amend the purchase agreement, including changes to valuation and timing of payments as well as minimizing or eliminating near-term cash outlays associated with the purchase price.

As a result of negotiations undertaken in response to the substantial effects of the COVID-19 crisis on the global travel and OTA industries, Despegar and Best Day have agreed on the following terms:

•

Base consideration of approximately US$56.5 million. The purchase price is subject to adjustments based on net indebtedness and working capital, and is payable 36 months following the closing date. The revised terms require no cash outlays in respect of the purchase price at transaction closing.

•

An additional variable purchase price component, ranging from zero to US$20 million, payable 48 months following the closing date. The variable component will be based on the performance of Despegar’s share price during a six month period prior to the fourth anniversary of the closing date.

•

These revised terms reflect a reduction from consideration of US$136 million announced on January 27, 2020, a portion of which was payable on a deferred basis and subject to adjustment based on performance.

“We are very pleased to announce a revised agreement in connection with our plans to acquire Best Day. This is a significant, strategic acquisition for us, as we continue to consolidate our leading position in the LatAm online travel market. The combination of Best Day’s additional product offerings, particularly Destination Services, with Despegar’s already broad product offerings and cutting-edge technology, will further enhance our value proposition to our customers. Once completed, this acquisition will allow Despegar to continue leading the shift towards online travel in the region, a trend that is expected to accelerate after the impacts of the ongoing COVID-19 pandemic subside.” stated Damian Scokin, Chief Executive Officer of Despegar.

The acquisition is subject to customary closing conditions for transactions of this type, including approval of relevant antitrust authorities. Closing of the transaction is expected to take place during the third quarter of 2020.

A conference call to discuss the transaction is scheduled to take place today, Thursday, June 11, 2020 at 5:00 pm ET,

followed by a question and answer session for the investment community.

Executives

Mr. Alberto López-Gaffney, Chief Financial Officer;

Mr. Marcelo Grether, VP Corporate Development and M&A;

Mr. Carlos Fernandez, Merger & Acquisitions Manager;

and Ms. Natalia Nirenberg, Investor Relations

To participate, please dial

1-844-750-4865 (U.S. domestic)

1-412-317-5275 (International)

Webcast: click here

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to a strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers. Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 690,000 accommodation options, as well as more than 1260 car rental agencies and approximately 200 destination services suppliers with more than 7500 activities throughout Latin America. The Company owns and operates three well-recognized brands, Despegar, its global brand, Decolar, its Brazilian brand and Viajes Falabella. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward looking statements.

IR Contact

Natalia Nirenberg

Investor Relations

Phone: (+54911) 26684490

E-mail: natalia.nirenberg@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2020

DESPEGAR.COM, CORP.

By:	/s/ Mariano Scagliarini
Name:	Mariano Scagliarini
Title:	General Counsel